P.E. 1/21/02

02011409

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 21, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on January 21, 2002

ING

PRESS RELEASE

Amsterdam, 21 January 2002

ING and Piraeus Bank finalise strategic alliance for the Greek market

ING today announced that it signed an agreement with Piraeus Bank, which sets out the final terms of a strategic alliance between the two financial groups, including:

- The creation of joint ventures in the fields of bancassurance, employee benefits and asset management, owned 50.1% by ING and 49.9% by Piraeus Bank.
- Cross shareholdings, whereby Piraeus Bank will take a 20% stake in ING's insurance operations in Greece, while ING will take a 5% stake in Piraeus Bank.
- Piraeus Bank absorbing the activities of ING Bank Greece.

The strategic alliance combines the distribution power of the retail banking network of Piraeus Bank and the agency network of ING's insurance subsidiary Nationale-Nederlanden Greece (300 branches and 2,500 agents in total).

Mr Jan Nijssen, member of the Executive Committee ING Europe and chairman of the region Central Europe, said: "This strategic alliance, which reflects our growth expectations for the Greek financial market, creates an innovative bancassurance player in Greece with 14% share of the life insurance market, 10% share of the banking market and 8% share of the asset management market."

Mr Michalis Sallas, chairman of the Board of Directors of Piraeus Bank, said: "This strategic alliance begins at a significant time for Europe, due to the introduction of the euro, and signifies our belief in the dynamic development prospects of the bancassurance sector in Greece and our commitment to the continuous growth of the Piraeus Group and ING Group."

All joint ventures and all joint venture products will be co-branded as 'ING (lion) Piraeus' and will be sold through ING Greece's agency network, the Piraeus Bank branches and through a dedicated sales force (to be formed).

The asset management joint venture will include all of ING's and Piraeus' Greek mutual funds and will introduce ING's international mutual funds on the Greek market.

Both partners have also agreed to jointly explore possibilities in other countries in south-east Europe, such as Bulgaria and Turkey.

Press enquiries: Joyce Hulst, tel. +31 20 541 5469
P.O. Box 810, 1000 AV Amsterdam

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: /s/ C.F. Drabbe

C.F. Drabbe
Assistant General Counsel

Dated: January 21, 2002